UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    Form 6-K
  REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                          For the month of April, 2003

                                 Metalink Ltd.
                (Translation of registrant's name into English)
                              Yakum Business Park,
                              Yakum 60972, Israel
                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes __ No X





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The following are included in this Report on Form 6-K:
1.       Press release dated April 22, 2003.





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[METALINK LOGO]

Contacts:
Ofer Lavie                          Carl Hymans
Chief Financial Officer             Investor Relations
Metalink Ltd.                       G.S. Schwartz & Co. Inc.
Tel:  972-9-960-5555                Tel:   212-725-4500.
Fax: 972-9-960-5399                 Fax:  212-725-9188.




                     METALINK REPORTS FIRST QUARTER RESULTS

YAKUM,    Israel -   April   22,    2003---Metalink    Ltd.    (NASDAQ:    MTLK)
http://www.metalinkdsl.com today reported results for the first quarter ended March 31, 2003.

For the first third quarter ended March 31, 2003, Metalink reported revenues of $3,570,000 compared to $1,013,000 for the fourth quarter of 2002 and $2,104,000 for the first quarter of 2002.

Metalink reported a loss of $3.4 million, or $0.18 per share for the first quarter of 2003, compared to a loss of $4.9 million, or $0.27 per share for the fourth quarter of 2002, and a loss of $3.5 million, or $0.19 per share for the first quarter of 2002.

The Company's cash, cash equivalents, short and long term investment position at the end of the first quarter of 2003 was $70.1 million compared to $76 million at the end of the fourth quarter of 2002 and $84.6 million at the end of the first quarter of 2002.

"The increase in revenue mainly reflects Metalink's continued progress in the Asia Pacific market where the demand for VDSL technology is growing at a substantial pace as telecom operators strive to meet the need for ever increasing broadband services and speeds. Additional contribution to the revenues increase has been the production ramp up of our HDSL2 and HDSL4 products serving the T1 replacement market in North America. " Said Tzvi Shukhman, Chairman and CEO of Metalink.

"VDSL technology continues to be a significant element of the broadband strategy of operators throughout Asia Pacific. We are very pleased with Metalink ability to position itself as a leader in this exciting leading edge 4-band VDSL market as demonstrated by -

1. Our recently introduced Fast-EoVDSL(TM), which supports 100Mbps data, rates and is fully compliant with the standard 998 band-plan.

2. Over forty significant design wins across Asia-Pacific including Korea, Japan, China and Taiwan.

3. Over 150,000 chip-sets shipped worldwide.

We are cautiously optimistic that our leadership position in the VDSL market combined with our strong cash position will allow us to capitalize on increasing VDSL momentum," concluded Mr. Shukhman.

About Metalink Ltd.:

Metalink Ltd, a fabless semiconductor company, develops and markets high performance broadband access chip sets used by telecommunications and networking equipment makers.



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Metalink's silicon solutions enable cost effective, very high-speed delivery of next generation broadband access over copper infrastructure. Metalink's products address one of the major challenges for cost-effective completion of an end-to-end "All-IP" Ethernet based access network by enabling true broadband Ethernet speeds over the existing infrastructure. VDSL, the most advanced and affordable xDSL technology, maximizes the use of available copper capacity and provides scalable symmetric and asymmetric "Ethernet grade" rates under all deployment scenarios in private and public networks. Using the QAM line-code, Metalink's VDSL technology is robust and cost-effective and ready for mass deployment.

Metalink is also a leader in the North American and International T1/E1 over Symmetric DSL transport market. Metalink's HDSL2, HDSL4 and SHDSL solutions allow service providers to reduce the deployment costs for T1/E1 systems by reducing the need for costly repeaters used in older HDSL and T1/E1 systems. The Company's top-level algorithmic designers, along with its leadership in standards bodies worldwide, are establishing Metalink as a leader in the field of broadband access. Further information is available at www.metalinkDSL.com. Metalink's headquarters are located at Yakum Business Park, Yakum, 60972 Israel,
Tel: 972-9-9605555, Fax: 972-9-9605544. Metalink's U.S. Subsidiary is located at 105 Lake Forest Way, Folsom, CA 95630 Tel: 916/355-1580, Fax: 916/355-1585.

This press release contains "forward looking" information within the meaning of the United States securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Potential risks and uncertainties include, without limitation, the growth rate or decline of the markets into which the company sells its products; market acceptance of and demand for the products of the company and those of the company's customers; unanticipated delays or problems in the introduction of the company's products, both current and new; the company's ability to introduce new products in accordance with OEM design requirements and design cycles; new product announcements or product introductions by the company and the company's competitors; availability and cost of manufacturing sources for the company's products; supply constraints for components incorporated into the company's customers' products; changes in the mix of sales to OEMs and distributors; incorrect forecasting of future revenues, expenses and or earnings; the volume of orders that are received and can be filled in a quarter; the rescheduling or cancellation of orders by customers; costs associated with protecting the company's intellectual property; costs associated with research and development; changes in grants from the Office of the Chief Scientist of the Ministry of Industry and Trade of the State of Israel; changes in taxes; changes in product mix; changes in product costs and pricing; and the possible impact of currency and interest rate of fluctuations. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including Metalink's Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance or achievements. The Company does not assume a duty to update or revise any of the forward-looking statements as a result of new information, future events or otherwise.




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                                 METALINK LTD.

                     CONSOLIDATED STATEMENTS OF OPERATIONS



                                     Three months ended March 31,
                                       2003               2002
                                  (Unaudited)         (Unaudited)
                    (U.S. dollars in thousands, except share and per share data)



Revenues                           $   3,570            $ 2,104
Cost of revenues:
Costs and expenses                     1,817              1,202
Royalties to the Government
of Israel                                 86                 39
Total cost of revenues                 1,903              1,241


Gross profit                           1,667                863

Operating expenses:
Gross research and development         3,945              3,723
Less - Royalty bearing grants            728                654

Research and development, net          3,217              3,069

Sales and marketing                    1,341                996
General and administrative               776                714
Non-cash compensation                    196                200
Total operating expenses               5,530              4,979


Operating loss                        (3,863)            (4,116)

Financial income, net                    471                587

Net loss                           $  (3,392)          $ (3,529)

Loss per share:
Basic                             $    (0.18)         $   (0.19)

Diluted                           $    (0.18)         $   (0.19)

Shares used in computing
loss per ordinary share:
Basic                              18,552,867        18,308,165

Diluted                            18,552,867        18,308,165




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                                 METALINK LTD.

                          CONSOLIDATED BALANCE SHEETS


                                    March 31,         December 31,
                                     2003                2002
                                  (Unaudited)        (Unaudited)
                                    (U.S. dollars in thousands)
ASSETS
Current assets
Cash and cash equivalents       $   11,387         $   9,158
Short-term investments              16,498            20,691
Trade accounts receivable            2,873             1,036
Other receivables                    1,824             1,444
Prepaid expenses                     1,567               735
Inventories                          5,460             3,904
   Total current assets             39,609            36,968

Long-term investments               42,254            46,197

Severance pay fund                   1,201             1,189

Property and equipment, net          6,038             5,352

                                $   89,102         $  89,706

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Trade accounts payable         $     3,322        $    1,750
Other payables and
accrued expenses                     3,077             2,499
   Total current liabilities         6,399             4,249

Accrued severance pay                1,889             1,899

Shareholders' equity
Ordinary shares of NIS
0.1 par value (Authorized
- 50,000,000 shares, issued and
outstanding - 19,460,821 and
19,450,556 shares as of
March 31, 2003 and December
31, 2002, respectively)                587               586

Additional paid-in capital         127,609           127,578
Deferred stock compensation           (657)             (846)
Accumulated other comprehensive
 income                                467                40
Accumulated deficit                (37,307)          (33,915)
                                    90,699            93,443

 Treasury stock, at cost;
898,500 as of March 31, 2003
and December 31, 2002               (9,885)           (9,885)
  Total shareholders' equity        80,814            83,558

                                $   89,102          $ 89,706